United States securities and exchange commission logo





                             December 31, 2020

       Yanming Liu
       Chief Executive Officer
       Venus Acquisition Corporation
       477 Madison Avenue, 6th Floor
       New York, NY 10022

                                                        Re: Venus Acquisition
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed December 18,
2020
                                                            File No. 333-251507

       Dear Mr. Liu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed December 18, 2020

       General

   1. We note that the time to complete the initial business combination may be extended by 9 months. Please revise
the prospectus cover page to provide clear disclosure of the ability to extend the time
period subject to the sponsor depositing additional funds into the trust account. Please also
provide clear disclosure throughout the prospectus that investors will not have the ability to
vote on or receive redemptions in connection with the extension. In addition, we note the
disclosure on page 10 that the terms of the loan from the sponsor that will be used to
deposit the funds into the trust have not been negotiated. Please provide clear
disclosure throughout, including on the cover page, clarify the terms that
 Yanming Liu
Venus Acquisition Corporation
December 31, 2020
Page 2
         have not been negotiated and add risk factor disclosure. Lastly, provide clear disclosure that this provision is different from the traditional SPAC and add clear risk factor disclosure.
2. We reissue comment 1. We note the disclosure on pages 4, 14 and 75 that Nasdaq rules require that the initial business combination have an aggregate fair market value of at least
         80% of the value of the assets held in the trust account. We also note the risk factor on page 29 that Nasdaq may delist your securities from trading on its exchange. Please revise the disclosure throughout the prospectus to clarify, if true, that the 80% test would no longer apply if you are delisted from Nasdaq and add appropriate risk factor disclosure.
3. We note your risk factor discussion is greater than fifteen pages. Please revise to provide a section with a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in the registrant or offering speculative or risky. See Item 105(b) of Regulation S-K. Please also revise the risk factors section consistent with Item 105(a), including applicable headings.
Signatures, page II-5

4. Please revise to identify the individuals signing in the capacities of your principal executive officer, principal financial officer and principal accounting officer or controller. Refer to Instruction 1 to Signatures on Form S-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact William Demarest at 202-551-3432 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any other questions.



FirstName LastNameYanming Liu                                   Sincerely,
Comapany NameVenus Acquisition Corporation
                                                                Division of
Corporation Finance
December 31, 2020 Page 2                                        Office of Real
Estate & Construction
FirstName LastName